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Continental AG reports strong third quarter and increases share capital to ensure consistent implementation of financing concept for Siemens VDO acquisition

- International automotive supplier offers just under 10% new shares
- Strong growth in sales and earnings after nine months
- Return on sales improves to 11.2% - outlook confirmed

Hanover, October 30, 2007. Continental AG, Hanover, is combining the presentation of strong sales and EBIT figures for the first nine months of 2007 with a capital increase of just under ten percent for the financing of the Siemens VDO Automotive AG acquisition, issuing 14.65 million new shares. Following Supervisory Board approval, the Executive Board of Continental AG resolved late Monday evening to increase the company's share capital against contribution in cash, with the exclusion of shareholders' pre-emptive rights.

"With this move, we are pursuing several goals at the same time: We are ensuring speedy and consistent implementation of our financing concept for the acquisition of Siemens VDO. Additionally, by taking this step quickly and resolutely, we are removing any speculation about the timing and scope of the capital increase, which is naturally in the interest of our medium and long-term oriented investors", said Continental Executive Board chairman Manfred Wennemer. "In particular, however, we want to give investors a fair opportunity to evaluate the current performance strength of Continental based on our latest quarterly figures as well as the future prospects resulting from the acquisition of Siemens VDO."

	Sales		**EBIT ( ) = Return on sales**	
	Jan.-Sept. 2007	**Jan.-Sept. 2006**	**Jan.-Sept. 2007**	**Jan.-Sept. 2006**
Continental Corporation	11,920.5	10,945.3	1,337.6 (11.2%)	1,116.1 (10.2%)
Automotive Systems	5,011.7	4,401.3	488.7 (9.8%)	474.3 (10.8%)
Passenger and Light Truck Tires	3,646.6	3,392.8	526.7 (14.4%)	325.0 (9.6%)
Commercial Vehicle Tires	1,069.9	1,087.5	83.2 (7.8%)	86.6 (8.0%)
ContiTech	2,310.7	2,163.7	278.2 (12.0%)	248.4 (11.5%)

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Continental's **consolidated sales** for the first nine months of 2007 rose by 8.9% to €11,920.5 million (previous year: €10,945.3 million). Before changes in the scope of consolidation and exchange rate effects, consolidated sales were up 6.4%. **EBIT** rose by 19.8% to €1,337.6 million (previous year: €1,116.1 million), and the return on sales to 11.2% (previous year: 10.2%). Before changes in the scope of consolidation and special effects, EBIT rose 15.8% to €1,357.8 million (previous year: €1,172.6 million). The adjusted return on sales amounts to 12.0% (previous year: 10.9%). The **net income attributable to the shareholders of the parent** increased 25.3% to €825.2 million (previous year: €658.5 million), with earnings per share higher at €5.63 (previous year: €4.51).

According to Continental CFO Dr. Alan Hippe, the share capital is to be increased by issuing common shares by way of an accelerated bookbuilding process to German and international institutional investors, and is anticipating to be completed on October 30. "With the proceeds, we can notably reduce borrowings incurred to fund the purchase price for Siemens VDO of about €11.4 billion. We are thus underscoring the fact that we will vigorously reduce our level of indebtedness as promised," emphasized Dr. Hippe. The banks involved in executing the capital increase include Citigroup Global Markets Limited, Dresdner Kleinwort and Goldman Sachs. Continental is being advised by ABN AMRO Rothschild on this transaction.

On July 25 Continental announced that it was acquiring Siemens VDO Automotive AG for a total of about €11.4 billion. The transaction is still subject to customary closing and regulatory conditions which are expected to be completed by the end of this year. Recently, the automotive supplier successfully placed a loan in the bank market to raise €13.5 billion for long-term financing of the acquisition.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2006 the corporation realized sales of €14.9 billion. At present it has a worldwide workforce of around 89,000.

Dr. Heimo Prokop
Director Corporate Communications
Continental AG
Vahrenwalder Strasse 9
30165 Hanover, Germany
Phone: +49 511 938-1485; Fax: -1055
E-mail: prkonzern@conti.de

Hannes Boekhoff
Head of Press
Continental AG
Vahrenwalder Strasse 9
30165 Hanover, Germany
Phone: +49 511 938-1278; Fax: -1055
E-mail: prkonzern@conti.de

This announcement is for information purposes only and is not an offer to sell, or the solicitation of an offer to buy, any securities in the United States of America (the "U.S."), Germany or any other jurisdiction. Securities may not be offered or sold in the U.S. absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Continental Aktiengesellschaft does not intend to register any portion of the offering in the U.S. or conduct a public offering of securities of Continental Aktiengesellschaft in the U.S.

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Not for release in the United States, Canada or Japan

Continental AG heads for another record year and increases share capital to ensure consistent implementation of financing concept for Siemens VDO acquisition

International automotive supplier increased sales and earnings strongly after nine months and improves return on sales to 11.2% - Outlook confirmed - Just under 10% new shares placed successfully at a price of €101.00

Hanover, October 30, 2007. Continental AG, Hanover, has combined the presentation of strong sales and EBIT figures for the first nine months of 2007 with a capital increase of just under ten percent for the financing of the Siemens VDO Automotive AG acquisition. "With this step, we have pursued and achieved three goals all at once: Firstly, we gave investors a fair opportunity to evaluate the current performance strength of Continental based on our latest quarterly figures and, at the same time, the future prospects resulting from the acquisition of Siemens VDO. Secondly, we are ensuring speedy and consistent implementation of our financing concept for the acquisition of Siemens VDO. Thirdly, by taking this step quickly and resolutely, we removed any speculation about the timing and scope of the capital increase, which is naturally in the interest of our medium and long-term oriented investors. Also, we are underscoring the fact that we firmly intend to, and will, vigorously reduce our level of indebtedness as promised", said Continental Executive Board chairman Manfred Wennemer on Tuesday in Hanover.

On Tuesday, the international automotive supplier successfully placed 14.65 million new common shares priced at €101.00. The banks involved in executing the capital increase were Citigroup Global Markets Limited, Dresdner Kleinwort and Goldman Sachs. Continental is being advised by ABN AMRO Rothschild on this transaction. The proceeds from the share issue amounting to almost €1.48 billion are an element of the financing package for Continental's acquisition of Siemens VDO, which is still subject to customary closing and regulatory conditions. The shares will be entitled to the full dividend for the current fiscal year. The capital increase was executed by way of an accelerated bookbuilding process with the exclusion of shareholders' pre-emptive rights. Recently, Continental successfully placed a loan in the bank market to raise €13.5 billion for the long-term financing of the acquisition.

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"The strong interest on the part of German and international investors resulting in a substantially oversubscription further substantiates the thoroughly positive response from the financial markets to our forward-looking plans. It is also confirmation that the markets have recognized our performance strength, which we have yet again demonstrated this year," said CFO Dr. Alan Hippe. Wennemer stressed: "In the first nine months of 2007, we strongly outperformed the sales and EBIT figures for the same period of 2006, which were already very good, and are heading for another record year. We have also improved the return on sales to 11.2% and the adjusted return on sales to 12.0% in nine months. Backed by these excellent figures, we can confidently tackle the challenges we soon will be facing with the integration of Siemens VDO Automotive AG".

Consolidated sales for the first nine months of 2007 rose by 8.9% to €11,920.5 million (previous year: €10,945.3 million). The Motorola automotive electronics business contributed €821.2 million to sales. Before changes in the scope of consolidation and exchange rate effects, consolidated sales were up 6.4%. **EBIT** rose by 19.8% to €1,337.6 million (previous year: €1,116.1 million), and the return on sales to 11.2% (previous year: 10.2%). The Motorola automotive electronics business contributed €8.6 million to EBIT. Before changes in the scope of consolidation and special effects, EBIT rose by €185.2 million or 15.8% to €1,357.8 million (previous year: €1,172.6 million). The adjusted return on sales amounts to 12.0% (previous year: 10.9%).

The **net income attributable to the shareholders of the parent** increased 25.3% to €825.2 million (previous year: €658.5 million), with earnings per share higher at €5.63 (previous year: €4.51). The total consolidated net expense from special effects amounted to €45.8 million in the first nine months of 2007. The total consolidated net expense from special effects in the first nine months of 2006 was €74.4 million.

	Sales		**EBIT ( ) = Return on sales**	
	Jan.-Sept. 2007	**Jan.-Sept. 2006**	**Jan.-Sept. 2007**	**Jan.-Sept. 2006**
Continental Corporation	11,920.5	10,945.3	1,337.6 (11.2%)	1,116.1 (10.2%)
Automotive Systems	5,011.7	4,401.3	488.7 (9.8%)	474.3 (10.8%)
Passenger and Light Truck Tires	3,646.6	3,392.8	526.7 (14.4%)	325.0 (9.6%)
Commercial Vehicle Tires	1,069.9	1,087.5	83.2 (7.8%)	86.6 (8.0%)
ContiTech	2,310.7	2,163.7	278.2 (12.0%)	248.4 (11.5%)

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CFO Dr. Hippe stressed the significant year-on-year improvement in the **free cash flow**, which totaled €61.6 million (previous year: -€1,002.1 million). "Adjusted for the CTA (Contractual Trust Arrangement) and the acquisition costs for the Motorola automotive electronics business, free cash flow would have amounted to -€12.7 million on September 30, 2006. EBIT, which improved substantially by €221.5 million compared to the same period in 2006, also played a role in this development." At €1,442.0 million, **net indebtedness** was €261.0 million higher than at year-end 2006 and €138.8 million lower than on September 30, 2006. The **gearing ratio** decreased to 27.8% (previous year: 36.6%).

Compared with September 30, 2006, **research and development expense** increased by 14.8% to €577.0 million (previous year: €502.5 million), corresponding to 4.8% of sales (previous year: 4.6%). One reason for this development was the change in the scope of consolidation due to the acquisition of the Motorola automotive electronics business. In the first nine months of 2007, a total of €560.4 million (previous year: €530.1 million) was invested in property, plant, equipment and software, corresponding to a **capital investment ratio** of 4.7% (previous year: 4.8%). The capital investment ratio for the previous year included investments in the new tire plant in Camaçari, Brazil.

As of September 30, 2007, Continental's **employees** numbered 89,375.

The **Automotive Systems division** increased its sales in the first nine months of 2007 to €5,011.7 million, up 13.9% on the same period of the previous year (€4,401.3 million). The Motorola automotive electronics business contributed €821.2 million to sales. Before changes in the scope of consolidation and exchange rate effects, sales rose by 3.3%. Automotive Systems increased its EBIT by 3.0% to €488.7 million (previous year: €474.3 million). The return on sales fell to 9.8% (previous year: 10.8%). The Motorola automotive electronics business contributed €8.6 million to EBIT. Before changes in the scope of consolidation and special effects, EBIT was down by €6.4 million or 1.3% to €488.2 million (previous year: €494.6 million). The adjusted return on sales amounts to 11.0% (previous year: 11.2%).

In the first nine months of 2007, the **Passenger and Light Truck Tires division** increased sales by 7.5% year-on-year to €3,646.6 million (€3,392.8 million). Before changes in the scope of consolidation and exchange rate effects, sales increased by 9.2%, with EBIT considerably higher in both Europe and the NAFTA region.

.../4

The Passenger and Light Truck Tires division recorded EBIT growth of 62.1% to €526.7 million (previous year: €325.0 million), while the return on sales improved to 14.4% (previous year: 9.6%). Before changes in the scope of consolidation and special effects, EBIT rose by €142.7 million or 35.5% to €544.4 million (previous year: €401.7 million). The adjusted return on sales amounts to 15.0% (previous year: 11.8%).

In the first nine months of 2007, the sales recorded by the **Commercial Vehicle Tires division** fell by 1.6% year-on-year to €1,069.9 million (previous year: €1,087.5 million). Before changes in the scope of consolidation and exchange rate effects, sales increased by 8.6%. The division reported a 3.9% decline in EBIT to €83.2 million (previous year: €86.6 million) and a return on sales of 7.8% (previous year: 8.0%). Before changes in the scope of consolidation and special effects, EBIT rose by €32.0 million or 61.3% to €84.2 million (previous year: €52.2 million). The adjusted return on sales amounts to 7.9% (previous year: 5.2%).

The **ContiTech division** increased its sales in the first nine months of 2007 to €2,310.7 million, up 6.8% on the same period of the previous year (€2,163.7 million). Before changes in the scope of consolidation and exchange rate effects, sales rose by 7.9%. ContiTech raised EBIT by 12.0% to €278.2 million (previous year: €248.4 million) and generated an improved return on sales of 12.0% (previous year: 11.5%). Before changes in the scope of consolidation and special effects, EBIT increased by €37.9 million or 15.6% to €280.2 million (previous year: €242.3 million). The adjusted return on sales amounts to 12.4% (previous year: 11.6%).

Dr. Heimo Prokop
Director Corporate Communications
Continental AG
Vahrenwalder Strasse 9
30165 Hanover, Germany
Phone: +49 511 938-1485, Fax -1055
E-mail: prkonzern@conti.de

Hannes Boekhoff
Head of Press
Continental AG
Vahrenwalder Strasse 9
30165 Hanover, Germany
Phone: +49 511 938-1278, Fax -1055
E-mail: prkonzern@conti.de

This announcement is for information purposes only and is not an offer to sell, or the solicitation of an offer to buy, any securities in the United States of America (the "U.S."), Germany or any other jurisdiction. Securities may not be offered or sold in the U.S. absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Continental Aktiengesellschaft does not intend to register any portion of the offering in the U.S. or conduct a public offering of securities of Continental Aktiengesellschaft in the U.S.

Corporate Image and Video Library: www.mediacenter.conti-online.com

END